EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,
	2015	2014
	(Millions)
Net income attributable to Tenneco Inc.	$179	$205
Add:
Interest expense	49	58
Portion of rental representative of the interest factor	15	16
Income Tax Expense (Benefit)	122	117
Noncontrolling interests	41	29
Amortization of interest capitalized	3	3
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	1	—
Earnings as defined	$410	$428
Interest expense	49	58
Interest capitalized	5	3
Portion of rentals representative of the interest factor	15	16
Fixed charges as defined	$69	$77
Ratio of earnings to fixed charges	5.94	5.56